

January 27, 2014

Via E-mail
Gregory N. Roberts
Chief Executive Officer
A-Mark Precious Metals, Inc.
429 Santa Monica Blvd., Suite 230
Santa Monica, CA 90401

> **Re: A-Mark Precious Metals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 13, 2014**
> **File No. 333-192260**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 41

1. It is unclear to us how you have revised your disclosure on page 43 in response to comment 12 in our letter dated December 12, 2013. It appears the use of derivative instruments to effect hedge positions ultimately results in derivative gains and losses impacting your gross profit. Please consider providing quantification of the derivative gains and losses or advise us why your hedging strategy does not have a significant impact on your results. In this regard, it appears that your current revisions consist solely of stating that volatility impacts your gross profit and gross profit margin without quantifying the impact of your hedging strategy on that volatility.

2. We note your response to comment 13 in our letter dated December 12, 2013. Please disclose in your prospectus the fact that your storage business generates revenue that comprises less than 1% of total revenues, and that your financing business provides an immaterial amount of interest income, as you state in your response.

Business, page 54

3. We note your response to comment 16 in our letter dated December 12, 2013. As previously requested, please provide the disclosure set forth in Item 101(c)(vii) of Regulation S-K in this section. In this regard, we note that you have not disclosed the names of the customers to which you refer in this section. Alternatively, you may provide a cross-reference to the notes to the financial statements where this disclosure is provided.

Certain Relationships and Related Party Transactions, page 82

4. We note your response to comment 19 in our letter dated December 12, 2013. To the extent that the related party transactions with affiliate companies constitute related party transactions under Item 404 of Regulation S-K, such transactions should be disclosed in this section and not included via cross-reference. Please revise, or tell us why such transactions do not constitute required disclosure under Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Abbe Dienstag
        Kramer Levin Naftalis & Frankel LLP